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                                                                 Exhibit 99.19

                 PUGET SOUND ALTERNATIVE INVESTMENT SERIES TRUST

                  Shareholder Servicing Plan (Investor Shares)

                         (Effective as of _______, 1998)


         This Plan (the "Plan"), as amended from time to time, constitutes the Shareholder Servicing Plan with respect to each series of shares of beneficial interest containing Investor Shares heretofore or hereinafter organized (each a "Fund," and collectively, the "Funds") of PUGET SOUND ALTERNATIVE INVESTMENT SERIES TRUST, a Massachusetts business trust (the "Trust").

         Section 1. The Trust, on behalf of the Investor Shares of each Fund, will pay to BISYS Fund Services, L.P., an Ohio limited partnership, as the shareholder servicing agent of the Investor Shares of the Funds, or such other entity as shall from time to time act as the shareholder servicing agent of such Investor Shares (the "Servicing Agent"), a fee (the "Shareholder Servicing Fee") for services rendered and expenses borne by the Servicing Agent in connection with the provision of certain services provided to Investor Share shareholders, at an annual rate not to exceed 0.25% of a Fund's average daily net assets attributable to Investor Shares. Such services may include (and are in addition to any such general services provided to a Fund as a whole): (i) transfer agent and sub-transfer agent services for beneficial owners of Investor Shares, (ii) aggregating and processing purchase and redemption orders for Investor Share shareholders, (iii) providing beneficial owners of Investor Shares who are not record owners with statements showing their positions in the Fund, (iv) processing dividend payments for Investor Shares, (v) providing sub-accounting services for Investor Shares held beneficially, (vi) forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and updating prospectuses to beneficial owners of Investor Shares who are not record owners, (vii) receiving, tabulating and transmitting proxies executed by beneficial owners of Investor Shares who are not record owners and (viii) personal services provided to investors in Investor Shares and/or the maintenance of shareholder accounts (collectively, the "Shareholder Services"). Subject to such limit and subject to the provisions of Section 6 hereof, the Shareholder Servicing Fee shall be as approved from time to time by (a) the Trustees of the Trust and (b) the Independent Trustees of the Trust. The Shareholder Servicing Fee shall be computed and paid monthly or at such other intervals as the Trustees shall determine. The Servicing Agent may pay all or any portion of the Shareholder Servicing Fee to shareholder servicing agents or other organizations (including, but not limited to, any affiliate of the Servicing Agent) as shareholder servicing fees pursuant to agreements with such organizations for providing all or any portion of the Shareholder Services, and may retain all or any portion of the Shareholder Servicing Fee as compensation for providing the Shareholder Services.


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         Section 2. This Plan shall not take effect until it has been approved by votes of the majority of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust.

         Section 3. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

         Section 4. This Plan may be terminated at any time by vote of a majority of the Independent Trustees of the Trust.

         Section 5. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

          A. That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees of the Trust, on not more than 60 days' written notice to any other party to the agreement; and

          B. That such agreement shall terminate automatically in the event of its assignment; provided, however, in the event of consolidation or merger in which the Servicing Agent is not the surviving corporation or which results in the acquisition of substantially all the Servicing Agent's outstanding stock by a single person or entity or by a group of persons and/or entities acting in concert, or in the event of the sale or transfer of substantially all the Servicing Agent's assets, the Servicing Agent may assign any such agreement to such surviving entity, acquiring entity, assignee or purchaser, as the case may be.

         Section 6. This Plan may not be amended to increase materially the amount of expenses permitted pursuant to Section 1 hereof without approval in the manner provided for the continuation of this Plan in Section 2 hereof.

         Section 7. As used in this Plan, (a) the term "Independent Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the Act and the rules and regulations thereunder, all subject to such exemptions as may be granted by the Securities and Exchange Commission.

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